EXHIBIT 12.1

DUKE REALTY LIMITED PARTNERSHIP

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(in thousands, except ratios)

December 31, 2008
Net income from continuing operations, less preferred distributions	$27,539
Preferred distributions	71,426
Interest expense	195,148

Earnings before fixed charges	$294,113

Interest expense	$195,148
Interest costs capitalized	53,456

Total fixed charges	248,604

Preferred distributions	71,426

Total fixed charges and preferred distributions	$320,030

Ratio of earnings to fixed charges	1.18

Ratio of earnings to combined fixed charges and preferred distributions	N/A

N/A – the ratio is less than 1.0; deficit of $25.9 million exists for the year ended December 31, 2008. The calculation of earnings includes $311.3 million of non-cash depreciation expense.